Exhibit 99.1

Itaú Corpbanca and subsidiaries

As of and for the four-month periods ended April 30, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the four-month periods ended April 30, 2019 and 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Apr’19	Apr’18
Total Loans	21,635,898	20,757,945
Total Assets	29,712,018	28,877,262
Deposits and other demand liabilities	4,443,931	4,282,427
Time deposits and other time liabilities	9,807,924	10,074,325
Interbank borrowings	2,326,045	2,276,551
Debt instruments issued	6,315,659	5,828,308
Equity	3,567,581	3,464,947
Total equity attributable to equity holders of the bank	3,344,675	3,242,001
Non-controlling interest	222,906	222,946

YTD CONSOLIDATED INCOME STATEMENT			With reclasification of Financial Hedges1
In Ch$ million	4M’19	4M’18	4M’19	4M’18
Net operating profit before provision for loan losses	366,238	379,147	380,077	381,364
Provisions for loan losses	(68,251)	(73)	(72,311)	(72,895)
Total operating expenses	(240,614)	(246,815)	(240,614)	(246,815)
Operating income (Loss)	57’373	59,420	67,153	61,654
Income from investments in companies	1,934	1,451	1,934	1,451
Operating income before income taxes	59,307	60,871	,69,087	63,105
Income taxes	(8,567)	3,361	(18,347)	(5,595)
Consolidated income	50,740	57,510	50,740	57,510
Net income attributable to holders of the bank	46,740	57,134	46,740	57,134
Non-controlling interest	4,000	376	4,000	376

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer